SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

March 2, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 2, 2006 (Outlook for business performance in the current fiscal year ending March 31, 2006, and annual dividend)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

dlw 3/7

Cc: The Bank of New York

March 2, 2006
Sumitomo Metal Industries, Ltd.

RECEIVED
2006 MAR -7 A 10: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Outlook for business performance in the current fiscal year ending March 31, 2006, and annual dividend

Reported below is the outlook for business performance for the current fiscal year ending March 31, 2006.

1. Consolidated figures (billion yen)

	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published on March 2, 2006)	1,530 (approx.)	288 (approx.)	260 (approx.)	203 (approx.)
Previous outlook (Published on November 9, 2005)	1,510 (approx.)	275 (approx.)	250 (approx.)	197 (approx.)
(Reference) Actual figures for the previous period	1,236.9	182.8	173.2	110.8

2. Non-consolidated figures (billion yen)

	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published on March 2, 2006)	940 (approx.)	210 (approx.)	180 (approx.)	117 (approx.)
Previous outlook (Published on November 9, 2005)	925 (approx.)	200 (approx.)	175 (approx.)	111 (approx.)
(Reference) Actual figures for the previous period	772.8	126.4	110.7	71.6

3. Business performance forecast

[Qualitative information relating to the business performance forecast]

The signs of a steady recovery in the Japanese economy have been observed during the current fiscal term including growth in investments in plant and equipment arising out of improved corporate profits and a gradual increase in personal consumption as a result of improvements in the employment situation and incomes. In the steel industry, there is ongoing active demand for medium- and high- grade steel products mainly from manufacturing industries associated with the automobile and shipbuilding sectors, on the other hand, the Sumitomo Metals Group is taking steps geared towards improving the supply and demand gap for general-use steel products, inventory of which has increased mainly in the spot sales sector in Japan along with a sharp increase of production in China.

Under these circumstances, the Sumitomo Metals Group has been endeavoring to establish steady procurement of raw materials and stable operation of production facilities as well as to improve profitability through continuous cost-cut measures and increasing the price of steel products.

Looking at the business performance for the full fiscal term, the previous outlook for net sales, operating profit, recurring profit and net income for the current fiscal term are expected to be achieved and the consolidated recurring profit is expected to reach a record level of around 260 billion yen. Also, the

consolidated net income for the current fiscal term is also expected to set a record at around 203 billion yen due to the gain on our sale of SUMCO CORPORATION's shares by listing the company on the stock exchange.

4. Dividend

The Company generally strives to return profits to our shareholders by way of stable dividends. For the current fiscal term, however, the Board of Directors resolved at the meeting held today to propose at the General Shareholders' Meeting that the Company pay a total dividend of 7 yen per share including the interim dividend already paid (4.5 yen per share for the term end), in consideration of profits that have substantially exceeded the financial targets of the current Medium-Term Business Plan and appear likely to reach level for the second consecutive term, as well as the gain on our sale of SUMCO CORPORATION's shares following that the company's stock exchange listing.

<Reference 1: Consolidated debt>

Consolidated debt is expected to be further reduced by around 20 billion yen from the previous outlook so that the start balance of 885.9 billion yen is expected to be reduced to around 690 billion yen by the end of the fiscal term.

(billion yen)

	The end of March 2005	The end of September 2005	Targets for the end of March 2006
Consolidated	885.9	796.1	<710 (approx.)> 690 (approx.)
Non-consolidated	617.1	580.8	<565 (approx.)> 545 (approx.)
D/E Ratio (times)	1.83	1.37	0.99

*< > previous outlook

<Reference 2: Main financial targets for the current Medium-Term Business Plan>

(billion yen)

	(Consolidated) FY2006 ending March 31, 2006	(Non-consolidated) FY2006 ending March 31, 2006
Sales	1,000	620
Operating profit	94	70
Recurring profit	70	50
Debt	990	690

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as " anticipated," "believes," "estimates," "expects," "plans," "intends," "targets," and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic

conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese and other countries' laws and regulations, including with regard to taxation, and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

March 2, 2006

Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

FY2006 ending March 31,2006	
First half	Full-year forecast
57 million tons	113 million tons (approx.)

2. Sumitomo Metals' crude steel production volume (*1)

Result for FY2005		FY2006	
First half	Full year	First half	Full-year target
6.38 million tons	12.87 million tons	6.7 million tons	13.3 million tons (approx.)

3. Export ratio (*2) (by monetary value)

FY2006	
First half	Full-year target
43%	44% (approx.)

<Non-consolidated>

FY2006	
First half	Full-year target
41%	42% (approx.)

4. Exchange rate

First half of FY2006	Forecast for FY2006
109 yen/$	114 yen/$ (approx.)

5. Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for FY2006
1.45 billion yen per year (approx.)

6. Average price of steel products (*3) (thousand yen/ton)

Result for the first half of FY2006: 88.5 thousand yen/ton

Target for FY2006: 93 thousand yen/ton (approx.)

<Non-consolidated>

Result for the first half of FY2006: 95.7 thousand yen/ton

Target for FY2006: 101 thousand yen/ton (approx.)

7. Consolidated financial summary (billion yen)

Sales	1,530 (approx.)
Operating profit	288 (approx.)
Recurring profit	260 (approx.)
Non-recurring profit and loss	25 (approx.)
Income before taxes and minority interests	285 (approx.)
Corporate taxes, minority interests, etc.	△82 (approx.)
Net income	203 (approx.)

8. FY2006 target of sales and operating profits/losses by segment (Consolidated)

(billion yen)

	First half		Full-year target	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	660.6	144.3	1,395 (approx.)	287(approx.)
Engineering	19.2	△2.2	35 (approx.)	△5 (approx.)
Electronics	30.2	1.4	60 (approx.)	2.5 (approx.)
Other	20.4	1.2	40 (approx.)	3.5 (approx.)

<Sales by steel business companies (Consolidated) >

(billion yen)

	Result for FY2005		FY2006	
	First half	Full year	First half	Full- year target
Steel Sheet, Plate, Titanium & Structural Steel	265.9	571.4	337.5	685(approx.)
Pipe & Tube	130.4	281.3	187.6	430(approx.)
Railway, Automotive & Machinery Parts	37.2	77.9	44.5	90(approx.)
Sumitomo Metals (Kokura), Ltd.	50.2	107.4	65.4	140(approx.)

9. Analysis of factors affecting profits and losses (Consolidated)

FY2005 result → FY2006 target

Exchange rate (TTM) : Result for FY2005:108 yen/$ → Forecast for FY2006:114 yen/$ (approx.)

Reasons for improvement of profits sand losses	(billion yen)	Reasons for deterioration of profits and losses	(billion yen)
(Cost improvement)	16	(Raw material prices, etc.)	△132
(Product mix and sales prices, etc.)	201.3		
(Exchange rate fluctuation)	1.5		
Total	218.8	Total	△132

Recurring profits
Result for FY2005: 173.2 billion yen→
Target for FY2006: 260 billion yen (improvement of 86.8 billion yen)

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)